Exhibit 99.1

Contacts: William R. Gargiulo, Jr. 231.526.1244 Michele Greco, CFO 312.595.9123

The Female Health Company Reports

Fiscal 2016 Third Quarter and First Nine Months Operating Results

--Record Date of July 28, 2016 Set for Special Meeting of Shareholders in Connection with Aspen Park Pharmaceuticals Merger--

Operating Results for Fiscal 2016 First Nine Months Compared with Prior Year Period:

–	Unit sales were 35.3 million versus 47.3 million

–	Net revenues were $18.6 million compared with $25.4 million

–	Decrease in unit sales and net revenues reflects public sector market volatility

–	Gross margin increased to 62% of net revenues from 58%

–	Operating income of $3.3 million, or 18% of net revenues, includes investment expense of $1.9 million for diversification and FC2 consumer study

CHICAGO (July 28, 2016) - The Female Health Company (NASDAQ: FHCO) (the Company or FHC), which manufactures and markets the FC2 Female Condom® (FC2), today reported its operating results for its fiscal third quarter and first nine months ended June 30, 2016. The Company will host an investor conference call today at 11:15 a.m. Eastern Time (ET) to discuss these results and other topics of interest (see details below).

Management Comments

“In July 2014, FHC announced a major strategic goal of diversifying the Company’s product line. The objective was to drive growth and generate a higher return for our shareholders by adding multiple, high-potential proprietary products to our portfolio, while at the same time mitigating the risk associated with being a single product company,” said O.B. Parrish, Chairman and Chief Executive Officer of The Female Health Company.

“On April 6, 2016, we announced a proposed merger transaction with Aspen Park Pharmaceuticals (APP) that would fulfill this objective.

“On July 15, 2016, FHC announced that July 28, 2016 is the record date for the special meeting of the Company’s shareholders in connection with the proposed merger. The staff of the Securities and Exchange Commission (SEC) has completed its review of FHC’s preliminary proxy statement relating to the special meeting, and FHC expects to mail the definitive proxy statement to its shareholders on or about August 8, 2016. The date, time and location of the special meeting will be announced at a later time.

“I believe the proposed merger is a remarkable opportunity for our company and its shareholders for three reasons:

–	It would result in a product portfolio of multiple potential high margin proprietary products that target large markets;

–	It would mitigate the risk of being a single product company; and

–	It would significantly broaden our growth opportunities with the potential to enhance value for shareholders.

“The new company will have five proprietary pharmaceutical product opportunities. Three of the proprietary product opportunities are candidates for the FDA 505(b)(2) regulatory pathway, which can significantly reduce the cost, risk and time required in securing FDA approval. The 505(b)(2) pathway permits the use of established data on currently marketed products for securing new claims and/or dosage forms for such products.

“The new company will include a women’s health division that will focus on expanding FHC’s existing, profitable business while developing newly acquired oncology assets for breast and ovarian cancer; and, a men’s health division focused on the areas of benign prostatic hyperplasia, male infertility, hot flashes in men on prostate cancer therapy, gout and advanced prostate cancer, together with consumer health products for premature ejaculation and sexual health vitamin supplements. Following the business combination, the Company will be renamed Veru Healthcare Inc.

“Turning to our financial results, we believe the decrease in net revenues and operating income for the third quarter and year to date were due to the volatility of the public sector market. In 2014, FHC was awarded a tender for Brazil, which resulted in orders for 40 million units, most of which were shipped in FY2015. Shipments to Brazil in the third quarter and year to date in FY2016 were significantly less than in the same periods of FY2015.

“Despite a 29% decrease in net revenues for the quarter, the Company generated operating income of $848,519, or 15% of net revenues. Year to date, the Company reported operating income of $3,311,499, or 18% of net revenues. The Company remains debt free, reflecting our capacity to cope with market volatility and remain profitable.

“In addition, operating expenses for the quarter and year to date periods included investment expense of $750,006 and $1,865,452, respectively, for the diversification project and FC2 consumer study. Excluding these expenses, operating income for the quarter would have been $1,598,525, or 29% of net revenues, and year to date would have been $5,176,951, or 28% of net revenues.

“I believe the long-term demand for the female condom will continue to rise due to the increased incidences of HIV/AIDS, desire to prevent unwanted pregnancy and ever growing global impact of the Zika virus.”

Third Quarter Results

For the three months ended June 30, 2016, the Company generated net revenues of $5,560,776 and net income of $570,258, or $0.02 per diluted share, compared with net revenues of $7,813,207 and net income of $1,170,974, or $0.04 per diluted share, for the three months ended June 30, 2015.

Net revenues decreased $2,252,431 on a 25 percent decrease in unit sales compared with the same period last year. The principal factor in the decrease is the period to period impact of the record tender shipments to Brazil in fiscal 2015. The Company had record net revenues of $7,813,207 in the third quarter of fiscal year 2015, which included net revenues of $3,056,625 from Brazil. The FC2 average sales price per unit decreased 4.6 percent compared with the same period last year due to changes in sales mix and a unit price reduction for all major public sector purchases effective April 1, 2016.

Cost of sales decreased $853,089 to $2,327,583 from $3,180,672 for the same period last year. The reduction is due to lower unit sales, reduction of certain costs and the favorable impact of currency exchange rates.

Gross profit decreased $1,399,342, or 30 percent, to $3,233,193 from $4,632,535 for the three months ended June 30, 2015. Gross profit margin was 58 percent of net revenues versus 59 percent of net revenues for the same period last year.

Significant quarter-to-quarter variations in the Company’s results have historically resulted from the timing and shipment of large public sector orders rather than from any fundamental changes in the business or the underlying demand for female condoms.

Operating expenses decreased $794,013, or 25 percent, to $2,384,674 from $3,178,687 in the prior year period. The decrease is due to reduced payments due to our Brazilian distributor for marketing and management fees for the 2014 tender, no investment expenses for a study regarding a potential FC2 consumer program in the U.S. and lower employee compensation expense. These decreases were partially offset by increased investment expense for diversification, including expenses for the proposed merger transaction with APP. These investment expenses with no current return related to the FC2 consumer study and diversification were $0 and $750,006 for the three months ended June 30, 2016, respectively, compared to $183,069 and $200,681 in the prior year period, respectively.

Operating income decreased $605,329, or 42 percent, to $848,519, for a margin of 15%, from operating income of $1,453,848 in the third quarter of fiscal year 2015. The decrease was primarily a result of the factors discussed above. Excluding the investment expenses related to the FC2 consumer study and diversification of $750,006, operating income was $1,598,525, or 29% of net revenues, for the three months ended June 30, 2016. A reconciliation of non-GAAP measures is included in the tables in the section entitled “Additional Non-GAAP Performance Measures” at the end of this release.

The Company’s net income decreased $600,716, or 51 percent, to $570,258 from $1,170,974 in the same period of the prior year, as a result of the factors discussed above. The net income margin was 10 percent and 15 percent of net revenues for the three months ended June 30, 2016 and 2015, respectively.

Adjusted EBITDA totaled $1,012,723 in the third quarter of FY2016, compared with adjusted EBITDA of $1,739,360 in the same period last year. A reconciliation of non-GAAP measures is included in the tables in the section entitled “Additional Non-GAAP Performance Measures” at the end of this release.

Nine Month Results

For the nine months ended June 30, 2016, the Company generated net revenues of $18,564,236 and net income of $2,095,666, or $0.07 per diluted share, compared with net revenues of $25,449,880 and net income of $3,643,465, or $0.13 per diluted share, for the nine months ended June 30, 2015.

Net revenues decreased $6,885,644 on a 25 percent decrease in unit sales compared with the same period last year. Effective April 1, 2016, the unit price was reduced for all major public sector purchases. The FC2 average sales price per unit decreased 2.2 percent compared with the same period last year due to changes in sales mix and the public sector price adjustment noted above.

Cost of sales decreased $3,520,254 to $7,083,311 from $10,603,565 for the same period last year. The reduction is due to lower unit sales, reduction of certain costs and the favorable impact of currency exchange rates.

Gross profit decreased $3,365,390, or 23 percent, to $11,480,925 from $14,846,315 for the nine months ended June 30, 2015. Gross profit margin increased to 62 percent of net revenues from 58 percent of net revenues for the same period last year, primarily due to the reduction of certain costs and the favorable impact of currency exchange rates on cost of sales.

Significant quarter-to-quarter variations in the Company’s results have historically resulted from the timing and shipment of large orders rather than from any fundamental changes in the business or the underlying demand for female condoms.

Operating expenses decreased $819,799 to $8,169,426 from $8,989,225 in the prior year period. The decrease was a result of a reduction in payments due to our Brazilian distributor for marketing and management fees for the 2014 tender and a reduction in employee compensation expense, partially offset by increased investment expenses for a study regarding a potential FC2 consumer program in the U.S. and for diversification, including expenses related to the proposed merger transaction with APP. These investment expenses with no current return related to the FC2 consumer study and diversification were $308,800 and $1,556,652 for the nine months ended June 30, 2016, respectively, compared to $183,069 and $382,085 in the prior year period, respectively.

Operating income decreased $2,545,591, or 43 percent, to $3,311,499, for a margin of 18%, from operating income of $5,857,090 in the nine months ended June 30, 2015. The decrease was primarily a result of the factors discussed above. Excluding the investment expenses related to the FC2 consumer study and diversification of $1,865,452, operating income would have been $5,176,951, or 28% of net revenues, for the nine months ended June 30, 2016. A reconciliation of non-GAAP measures is included in the tables in the section entitled “Additional Non-GAAP Performance Measures” at the end of this release.

Income tax expense was $1,032,840, a decrease of $1,228,935 from $2,261,775 for the same period in fiscal year 2015. The effective tax rate was 33.0 percent and 38.3 percent for the nine months ended June 30, 2016 and 2015, respectively. The reduction in the effective tax rate is due to the mix of tax jurisdictions in which the Company recognized income before income taxes. The Company’s net operating loss (NOL) carryforwards will be utilized to reduce cash payments for income taxes based on the statutory rate in effect at the time of such utilization. Actual income taxes paid are reflected on the Company’s consolidated statements of cash flows. During the nine months ended June 30, 2016 the Company recorded income tax expense of $1,032,840, while due to the use of NOL carryforwards the Company made cash payments of $276,284 for income taxes, or 27 percent of income tax expense. This resulted in a cash savings of $756,556.

The Company’s net income decreased $1,547,799, or 42 percent, to $2,095,666 from $3,643,465 in the same period of the prior year, as a result of the factors discussed above. Net income was 11 percent and 14 percent of net revenues for the nine months ended June 30, 2016 and 2015, respectively.

Adjusted EBITDA totaled $3,819,309 compared with $6,817,876 in the same period of the prior year. A reconciliation of non-GAAP measures is included in the tables in the section entitled “Additional Non-GAAP Performance Measures” at the end of this release.

Investor Conference Call

As previously announced, The Female Health Company will host an investor conference call at 11:15 a.m. Eastern Time, today, July 28, 2016, to discuss its third quarter and nine-month operating results, along with other topics of interest. Shareholders and other interested parties may participate in the conference call by dialing 1-877-883-0383 (international participants dial 1-412-902-6506) and entering 7821321 to be connected to “The Female Health Company Conference Call” a few minutes before 11:15 a.m. ET today.

A replay of the conference call will be available beginning at 9:00 a.m. ET Monday, August 1, 2016 through Friday, August 5, 2016, by dialing 1-877-344-7529 (international callers dial 1-412-317-0088) and entering the conference ID # 10090408. After Friday, August 5, 2016, the replay of the call will be available on the Company’s website at www.fhcinvestor.com.

About The Female Health Company

The Female Health Company, based in Chicago, Illinois, manufactures and markets the FC2 Female Condom® (FC2). Since the Company began distributing FC2 in 2007, the product has been shipped to 144 countries. The Company owns certain worldwide rights to the FC2 Female Condom®, including patents that have been issued in a number of countries around the world. The patents cover key aspects of FC2, including its overall design and manufacturing process. The FC2 Female Condom® is the only currently available female-controlled product approved by FDA that offers dual protection against sexually transmitted infections, including HIV/AIDS, the Zika virus and unintended pregnancy. The World Health Organization (WHO) has cleared FC2 for purchase by U.N. agencies.

“Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995:

The statements in this release which are not historical fact are “forward-looking statements” as that term is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements in this release include statements relating to the proposed merger transaction between FHC and APP and the integration of our two businesses, long-term demand for female condoms, the Company’s ability to maintain its position in the market, and the Company’s ability to successfully implement sales and marketing initiatives for FC2 and the effect of such initiatives on the Company’s business and results of operations. These statements are based upon the Company’s current plans and strategies, and reflect the Company’s current assessment of the risks and uncertainties related to its business, and are made as of the date of this release. The Company assumes no obligation to update any forward-looking statements contained in this release as a result of new information or future events, developments or circumstances. Such forward-looking statements are inherently subject to known and unknown risks and uncertainties. The Company’s actual results and future developments could differ materially from the results or developments expressed in, or implied by, these forward-looking statements. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, but are not limited to, the following: product demand and market acceptance; competition in the Company’s markets and the risk of new competitors and new competitive product introductions; government contracting risks, including the appropriations process and funding priorities, potential bureaucratic delays in awarding contracts, process errors, politics or other pressures, and the risk that government tenders and contracts may be subject to cancellation, delay or restructuring; a governmental tender award indicates acceptance of the bidder’s price rather than an order or guarantee of the purchase of any minimum number of units, and as a result government ministries or other public sector customers may order and purchase fewer units than the full maximum tender amount; the Company’s reliance on its international partners in the consumer sector and on the level of spending on the female condom by country governments, global donors and other public health organizations in the global public sector; the economic and business environment and the impact of government pressures; the Company’s reliance on its major customers and risks related to delays in payment of accounts receivable by major customers; risks involved in doing business on an international level, including currency risks, regulatory requirements, political risks, export restrictions and other trade barriers; the Company’s production capacity, efficiency and supply constraints; the risk that the proposed merger transaction with APP may not be completed in a timely manner or at all; the satisfaction of conditions to completing the merger transaction with APP, including the ability to secure approval by a two-thirds vote of FHC’s shareholders; risks that the proposed merger transaction with APP could disrupt current plans and operations; costs, fees and expenses related to the proposed merger transaction with APP; risks related to the development of APP’s product portfolio, including regulatory approvals and time and cost to bring to market; risks relating to the ability of the combined company to obtain sufficient financing on acceptable terms when needed to fund development and company operations; the risk that, even if it is completed, we may not realize the expected benefits from the proposed merger transaction with APP; and other risks detailed in the Company’s press releases, shareholder communications and Securities and Exchange Commission filings, including the Company’s Form 10-K for the year ended September 30, 2015. Actual events affecting the Company and the impact of such events on the Company’s operations may vary from those currently anticipated.

Additional Information about the Proposed Transaction and Where You Can Find It

FHC plans to file a definitive proxy statement with the SEC relating to a solicitation of proxies from its shareholders in connection with a special meeting of shareholders of FHC to be held for the purpose of voting on matters relating to the proposed merger transaction with APP. BEFORE MAKING ANY VOTING DECISION WITH RESPECT TO THE PROPOSED TRANSACTION, FHC SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT AND OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

The proxy statement and other relevant materials, and any other documents filed by FHC with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, shareholders of FHC may obtain free copies of the documents filed with the SEC by contacting FHC’s Chief Financial Officer at (312) 595-9123, or by writing to Chief Financial Officer, The Female Health Company, 515 North State Street, Suite 2225, Chicago, Illinois 60654.

Interests of Certain Participants in the Solicitation

FHC and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of FHC in favor of the proposed merger transaction with APP. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement and other relevant materials to be filed with the SEC when they become available.

For more information about the Female Health Company visit the Company’s website at http://www.femalehealth.com and http://www.femalecondom.org. If you would like to be added to the Company’s e-mail alert list, please send an e-mail to FHCInvestor@femalehealthcompany.com

(Financial Highlights Follow)

The Female Health Company

Unaudited Condensed Consolidated Balance Sheets

	June 30,	September 30,
	2016	2015
Cash	$3,210,684	$4,105,814
Accounts receivable, net	18,636,643	14,088,390
Income tax receivable	29,000	21,251
Inventory, net	2,337,436	1,745,180
Prepaid expenses and other current assets	544,265	609,320
Deferred income taxes	244,105	1,016,000

Total current assets	25,002,133	21,585,955
Other non-current assets	191,071	136,766
Plant and equipment, net	916,207	1,239,990
Deferred income taxes	14,509,000	14,509,000

Total assets	$40,618,411	$37,471,711

Accounts payable	$1,059,410	$1,077,349
Accrued expenses and other current liabilities	3,692,367	2,555,231
Accrued compensation	235,457	592,428

Total current liabilities	4,987,234	4,225,008
Deferred rent	4,801	15,389
Deferred income taxes	115,554	98,252

Total liabilities	5,107,589	4,338,649
Total stockholders’ equity	35,510,822	33,133,062

Total liabilities and stockholders’ equity	$40,618,411	$37,471,711

The Female Health Company

Unaudited Condensed Consolidated Statements of Income

	Three Months Ended
	June 30,
	2016	2015
Net revenues	$5,560,776	$7,813,207
Cost of sales	2,327,583	3,180,672

Gross profit	3,233,193	4,632,535
Operating expenses	2,384,674	3,178,687

Operating income	848,519	1,453,848
Interest and other expense, net	(7,399)	(1,941)
Foreign currency transaction (loss) gain	(39,651)	3,967

Income before income taxes	801,469	1,455,874
Income tax expense	231,211	284,900

Net income	$570,258	$1,170,974

Net income per basic common share outstanding	$0.02	$0.04
Basic weighted average common shares outstanding	28,655,970	28,538,908
Net income per diluted common share outstanding	$0.02	$0.04
Diluted weighted average common shares outstanding	29,054,147	28,759,443

The Female Health Company

Unaudited Condensed Consolidated Statements of Income

	Nine Months Ended
	June 30,
	2016	2015
Net revenues	$18,564,236	$25,449,880
Cost of sales	7,083,311	10,603,565

Gross profit	11,480,925	14,846,315
Operating expenses	8,169,426	8,989,225

Operating income	3,311,499	5,857,090
Interest and other expense, net	(54,551)	(5,130)
Foreign currency transaction (loss) gain	(128,442)	53,280

Income before income taxes	3,128,506	5,905,240
Income tax expense	1,032,840	2,261,775

Net income	$2,095,666	$3,643,465

Net income per basic common share outstanding	$0.07	$0.13
Basic weighted average common shares outstanding	28,647,275	28,520,972
Net income per diluted common share outstanding	$0.07	$0.13
Diluted weighted average common shares outstanding	29,058,576	28,755,444

The Female Health Company

Unaudited Condensed Consolidated Statements of Cash Flows

	Nine Months Ended
	June 30,
	2016	2015
Net income	$2,095,666	$3,643,465
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	327,632	372,535
Share-based compensation	364,700	542,724
Deferred income taxes	789,197	1,883,411
Loss on disposal of fixed assets	496	3,483
Changes in current assets and liabilities	(4,469,396)	(9,483,239)

Net cash used in operating activities	(891,705)	(3,037,621)
Net cash used in investing activities	(3,425)	(127,588)
Net cash used in financing activities	0	(6,288)

Net decrease in cash	(895,130)	(3,171,497)
Cash at beginning of period	4,105,814	5,796,223

Cash at end of period	$3,210,684	$2,624,726

The Female Health Company

Additional Non-GAAP Performance Measures

In addition to the results reported in accordance with U.S. generally accepted accounting principles (“GAAP”) included in this release, the Company has provided the non-GAAP measures of operating income excluding investment expenses related to the FC2 consumer study and diversification and adjusted EBITDA. Adjusted EBITDA represents net income before interest income or expense, income tax expense, depreciation and amortization, and further adjusted for the share-based compensation reflected in the reconciliation table set forth below.

We believe that adjusted EBITDA is a useful measure for investors for the following reasons:

•	Adjusted EBITDA and similar non-GAAP measures are widely used by investors to measure a company’s operating performance without regard to items that can vary substantially from company to company depending upon financing and accounting methods, book values of assets, tax jurisdictions and tax attributes, capital structures and the methods by which assets were acquired;

•	Investors can use Adjusted EBITDA as a supplemental measure to evaluate the overall operating performance of our Company, including our ability to satisfy our cash needs;

•	By comparing our Adjusted EBITDA in different historical periods, investors can evaluate our operating performance excluding the impact of items described below;

•	Adjusted EBITDA excludes the impact of income tax expense on net income, which has a smaller impact on cash flows because the Company has significant U.S. and U.K. net operating loss carryforwards that can be used to reduce cash payments for income taxes; and

•	Adjusted EBITDA excludes the impact of share-based compensation on net income, which does not affect cash and which fluctuates based on the timing of share grants and share price.

Adjusted EBITDA is not adjusted for all non-cash expenses or for working capital, capital expenditures or other investment requirements and, accordingly, is not necessarily indicative of amounts of cash that may be available for discretionary uses. Thus, Adjusted EBITDA should not be considered in isolation or as a substitute for net income or cash used in operating activities, each prepared in accordance with GAAP, when measuring profitability or liquidity.

We believe that operating income excluding investment expenses related to the FC2 consumer study and diversification is a useful measure for investors because such investment expenses related to corporate initiatives that do not provide for a current return and it enhances the ability of investors to make period-to-period comparisons of the Company’s operating results.

The following table reconciles Adjusted EBITDA to net income:

	Three Months Ended		Nine Months Ended
	June 30,		June 30,
	2016	2015	2016	2015
Net income	$570,258	$1,170,974	$2,095,666	$3,643,465
Adjustments:
Interest income	(281)	(232)	(1,529)	(2,623)
Income tax expense	231,211	284,900	1,032,840	2,261,775
Depreciation and amortization	100,951	121,152	327,632	372,535
Share-based compensation	110,584	162,566	364,700	542,724

Adjusted EBITDA	$1,012,723	$1,739,360	$3,819,309	$6,817,876

The following table reconciles operating income as reported to operating income excluding investment expenses related to the FC2 consumer study and diversification.

	Three Months Ended		Nine Months Ended
	June 30, 2016		June 30, 2016
	Amount	% of Net Revenues	Amount	% of Net Revenues
Operating income as reported	$848,519	15%	$3,311,499	18%
Add investment expenses related to FC2 consumer study and diversification	750,006	13%	1,865,452	10%

Operating income excluding investment expenses related to FC2 consumer study and diversification	$1,598,525	29%	$5,176,951	28%